Exhibit 99.1

NEWS RELEASE

MINEFINDERS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2011
PRODUCTION AND SALES RESULTS; EXCEEDS 2011 PRODUCTION FORECAST

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – January 9, 2012 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX: MFL) (NYSE AMEX: MFN) is today reporting its production and sales results for the quarter ended December 31, 2011 and for the full 2011 year. Full 2011 financial and operating results will be released after market close on Thursday, February 23, 2012.

"We are pleased with the production results for the fourth quarter and to have exceeded our 2011 production forecast for gold and silver." commented Mark Bailey, President and Chief Executive Officer. “The Dolores Mine is performing as expected, the Company is in a healthy financial position and we are moving forward with the execution of our near-term growth strategies."

Fourth Quarter 2011 and Full Year 2011 Production and Sales Results

	Three months ended December 31		Full year ended December 31
	2011	2010	2011	2010
Gold ounces produced	20,531	16,102	74,193	56,110
Silver ounces produced	918,737	511,544	3,572,357	1,218,664

Gold ounces sold	20,664	14,150	74,372	55,977
Silver ounces sold	887,007	423,950	3,552,031	1,153,547
Gold-equivalent ounces sold(1)	37,000	22,690	155,498	75,767

Sales proceeds (millions)	$62.0	$31.2	$241.2	$92.9
(1)Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price.  Gold equivalent ounces sold in the fourth quarter and twelve-month period of 2011 were estimated using a 54 to one silver to gold ratio and a 44 to one silver to gold ratio, respectively (2010 – 50 to one ratio and 58 to one ratio, respectively).

Fourth quarter metal production totaled 20,531 ounces of gold and 918,737 ounces of silver. Metal production for the 2011 year totaled 74,193 ounces of gold and 3,572,357 ounces of silver compared to the production forecast of 65,500 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver. Sales proceeds for the quarter totaled $62.0 million on the sale of 20,664 ounces of gold and 887,007 ounces of silver, or 37,000 gold equivalent ounces. For the 2011 year, sales proceeds totaled $241.2 million on the sale of 74,372 ounces of gold and 3,552,031 ounces of silver, or 155,498 gold equivalent ounces.

The calculation of operating and total cash costs for the fourth quarter 2011 and full year 2011 have not yet been completed. This information, along with the production and cash costs forecast for 2012 will be included with the results to be released on February 23.

Warrant Exercises

Of the 4,158,650 warrants outstanding at September 30, 2011, 4,155,650 were exercised and the Company issued 4,155,650 shares for cash proceeds of Can$20,778,250.

Timing for Release of 2011 Financial and Operating Results

After market close on Thursday, February 23, 2012 Minefinders will release its full 2011 financial and operating results. An investor conference call will be held on Friday, February 24, 2012 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-440-9795 toll-free or 1-416-340-8530 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until March 2, 2012 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7762302.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended September 30, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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